Notice to Shareholders Payment of Interest on Capital (IOC) ITAÚ UNIBANCO HOLDING S.A. informs its shareholders that the payment of monthly interest on capital (IOC) for the year 2026, in the amount of BRL0.01765 per share, with income tax withholding at a rate of 15%, resulting in net interest of BRL0.0150 per share1, with the exception of any corporate stockholders able to prove they are immune to or exempt from such withholding, will follow the schedule below: Base period Base date (last trading day at B3) Credit to specific account2 Payment January 12/30/2025 01/29/2026 02/02/2026 February 01/30/2026 02/26/2026 03/02/2026 March 02/27/2026 03/30/2026 04/01/2026 April 03/31/2026 04/29/2026 05/04/2026 May 04/30/2026 05/28/2026 06/01/2026 June 05/29/2026 06/29/2026 07/01/2026 July 06/30/2026 07/30/2026 08/03/2026 August 07/31/2026 08/28/2026 09/01/2026 September 08/31/2026 09/29/2026 10/01/2026 October 09/30/2026 10/29/2026 11/03/2026 November 10/30/2026 11/27/2026 12/01/2026 December 11/30/2026 12/17/2026 01/04/2027 For further information, please visit www.itau.com.br/investor-relations as follows: Menu > Investor Services > Contact IR. São Paulo (SP), December 9, 2025. Gustavo Lopes Rodrigues Investor Relations Officer 1 The amounts paid per share as interest on capital are the same for common (ITUB3) and preferred (ITUB4) shares. 2 The date of the credit to specific account is used to calculate VAT (PIS, COFINS, Corporate Income Tax and Social Contribution Tax).